Exhibit 21

Cygne Designs, Inc. and Subsidiaries

Subsidiaries of Cygne Designs, Inc.

Subsidiary	Jurisdiction of Organization or Incorporation
Cygne Guatemala, S.A.	Guatemala
MBS Internacional, S.A.	Guatemala
JMB Internacional, S.A.	Guatemala
Cygne Group (F. E.) Limited	Hong Kong